2002 ANNUAL REPORT
                            INTERTAPE POLYMER GROUP INC.
                                       [LOGO]

IPG CORPORATE PROFILE

Intertape Polymer Group Inc. (IPG) is an acknowledged leader in the packaging industry. Leveraging its advanced manufacturing technologies, extensive R&D capabilities and a comprehensive strategic acquisition program, the Company believes it has assembled the broadest and deepest range of products in the industry.

IPG is widely-recognized for its development and manufacture of specialized polyolefin plastic and paper-based packaging products, as well as complementary packaging systems for industrial and retail use. Additionally, IPG is a woven and flexible intermediate bulk container (FIBC) manufacturer. Its performance products, including tapes and cloths, are designed for demanding aerospace, automotive and industrial applications and are sold to a broad range of industrial/specialty distributors, retail stores and large end-users in diverse industries.

Through its innovative regional distribution center concept, IPG offers customers its extensive range of products with highly competitive distributor-customer transactional costs. This marketing advantage is unmatched in the industry, and has helped IPG establish a market position that clearly differentiates it from its competitors.

Established in 1981 and headquartered in Montreal, Quebec and Sarasota/ Bradenton, Florida, IPG employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe. Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and The Toronto Stock Exchange under the stock symbol "ITP."


TABLE OF CONTENTS

Financial Highlights  ......................................... 2
Message to Shareholders  ............................ ......... 4
Consolidated Quarterly Statements of Earnings ................. 6
Adjusted Consolidated Earnings................................. 8
Management's Discussion & Analysis ............................10
Management's Responsibility for Financial Statements ..........20
Auditors' Report .................... .......... ..............21
Comments by Auditors ......................................... 21
Financial Statements
   Consolidated Earnings ..................................... 22
   Consolidated Retained Earnings  ........................... 22
   Consolidated Cash Flows  .................................. 23
   Consolidated Balance Sheets  .............................. 24
   Notes to Consolidated Financial Statements ...........25 to 53
Intertape Polymer Group Locations  ........................... 54
Other Information ............................................ 55
Notes ........................................................ 56


Corporate Headquarters

11OE Montee de Liesse
Montreal, Quebec
Canada, H4T 1N4

Investor Relations Tel: 866-202-4713
Fax: 941-727-3798
Web: www.intertapepolymer.com
E-mail: itp$info@intertapeipg.com


Safe Harbor Statement

Certain statements and information set forth in this Annual Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, and general market trends. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

                                     -1-

FINANCIAL HIGHLIGHTS
                                                  2002      2001       2000
____________________________________________________________________________
Operations
 Consolidated sales                           $601,575  $594,905   $653,915
 Net earnings (loss) Cdn GAAP                  (54,454)  (12,242)    33,422
 Net earnings (loss) US GAAP                   (54,454)  (12,242)    33,422
 Cash flows from operations before changes
 In non-cash working capital items              30,281     3,874     57,932
____________________________________________________________________________
Per Common Share
 Net earnings (loss) Cdn GAAP                    (1.66)    (0.43)      1.18
 Net earnings (loss) US GAAP                     (1.66)    (0.43)      1.18
 Cash flows from operations before changes
 in non-cash working capital items                0.92      0.49       2.05
 Book value Cdn GAAP                              8.67     10.32      10.98
 Book value US GAAP                               8.47     10.20      10.98
____________________________________________________________________________
Financial Position
 Working capital                                61,240    68,075      8,718
 Total assets Cdn GAAP                         703,344   801,989    845,040
 Total assets US GAAP                          705,187   802,901    845,040
 Total long-term debt                          312,766   362,973    286,216
 Shareholders equity Cdn GAAP                  293,093   294,090    309,642
 Shareholders equity US GAAP                   286,491   290,635    309,642
____________________________________________________________________________

Selected ratios
 Working capital                                  1.52      1.53       1.04
 Debt/capital employed Cdn GAAP                   0.52      0.55       0.48
 Debt/capital employed US GAAP                    0.52      0.56       0.48
 Return on equity Cdn GAAP                       (18.6)%    (4.2)%     10.8%
 Return on equity US GAAP                        (19.0)%    (4.2)%     10.8%
____________________________________________________________________________

                                       -2-

Stock Information
 Weighted average shares o/s (Cdn GAAP)+        32,829    28,266     28,328
 Weighted average shares o/s (US GAAP)+         32,829    28,266     28,328
____________________________________________________________________________
The Toronto Stock Exchange (cdn $)
 Market price at year end                         6.49     13.25      11.00
 High: 52 weeks                                  20.08     24.00      41.00
 Low: 52 weeks                                    5.50     10.50      10.90
 Volume: 52 weeks+                              14,651    20,490     14,053
____________________________________________________________________________
New York Stock Exchange
 Market price at year end                         4.12      8.30       7.31
 High: 52 weeks                                  12.80     15.60      28.19
 Low: 52 weeks                                    3.60      7.00       7.19
 Volume: 52 weeks+                              13,705    13,695      4,929
____________________________________________________________________________
The Toronto Stock Exchange (ccln $)      High      Low     Close       ADV*
 Q1                                     18.70    13.15     18.50     61,846
 Q2                                     20.08    16.50     17.55     41,100
 Q3                                     17.26    11.90     12.01     47,692
 Q4                                     12.26     5.50      6.49     82,251
____________________________________________________________________________
New York Stock Exchange                  High      Low     Close       ADV*
 Q1                                     11.90     8.21     11.50     69,680
 Q2                                     12.80    10.86     11.61     46,795
 Q3                                     11.70     7.45      7.58     24,598
 Q4                                      7.70     3.60      4.12     77,420

This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)

* Average daily volume
+ in thousands

MESSAGE TO SHAREHOLDERS

Dear Shareholders,


Intertape Polymer Group Inc. (IPG or the Company) made significant strides during 2002, despite the weak economy that has affected all industries. While certainly not immune to this environment, management focused on growing the business, improving earnings and cash flows and strengthening the balance sheet. We confronted these macro economic challenges by implementing revenue growth strategies combined with decisive and significant cost reductions in all areas of operations. As a result, we are confident that we have laid the foundation for earnings and shareholder growth in 2003 and beyond.

While fiscal 2002 revenues increased by only 1 % to $601.6 million, we were encouraged on two fronts. First, IPG's unit volume increased 6% year over year, double the growth in U.S. GDP in 2002. Despite the continued poor economy, we were able to maintain our gross margins through our strategy of offering the broadest range of products in our market, coupled with innovative new product introductions and cost saving initiatives. Secondly, fourth quarter sales, traditionally some 3% less than the third quarter, were higher than anticipated and came in approximately equal with the previous quarter - an indication that, everything else being equal, our 2003 expectations are unfolding as planned.

Before the effect of the non-cash goodwill impairment charge of $70.0 million and related tax recovery, (fully addressed in the Management's Discussion & Analysis section of this report) after-tax earnings showed improvement, increasing to $10.2 million from comparable adjusted earnings of $9.7 million in 2001.

There were no new acquisitions in 2002. Rather, we concentrated on consoli-dating and integrating our past acquisitions and on driving earnings through controlled volume and cost controls. We feel we can now generate strong top and bottom line growth by leveraging our full product line and by reaping the benefits of more efficient and cost effective manufacturing and distribution operations. In 2002, we announced annualized restructuring savings totaling $17.5 million pre-tax. The full impact of these reductions will be felt in 2004, although the majority will be realized by the end of the current year. We've completed the $3.0 million annual cuts as a result of the flexible intermediate bulk container (FIBC) consolidation. Operations in Rayne, Louisiana and Edmundston, New Brunswick were closed and centralized at our modern facility in Piedras Negras, Mexico, which has the capacity to integrate these functions and operate at a lower cost. We've also instituted measures to cut selling, general and administrative expenses by an annual $2.5 million.

We are continuing to make progress with our aggressive marketing programs. With a solid understanding of our customers' needs, we have been proactive in developing new, breakthrough products that fill unique niches in their respective industries. Examples include our new Nova-Thene(TM) insulation facing and Nova-Wrap(TM) metal wrap. IPG has become known for its product diversity and with this improved product mix, combined with selective price increases, comes enhanced margins.

Given our efforts to improve working capital, total debt declined by approximately $70.0 million in 2002. While approximately $46.0 million of this was from the proceeds derived from the stock offering during the second quarter of 2002, all of the bank debt reductions during the third and fourth quarters of 2002 were accomplished through working capital initiatives. In 2002, free cash flow has risen from $22.0 million in 2001 to close to $24.0 million last year, and should reach $30.0 million this year.

The Company also succeeded in holding financial expenses virtually steady in 2002 as compared to 2001 charges, adjusted for a non-recurring expense. This is significant given that the interest rate payable to the senior noteholders was increased by 225 basis points in 2001 for the duration of the term. Given our debt repayment commitments and the fact that the bulk of our debt is at a fixed rate, we expect to see these charges begin to decline.

While we do not underestimate the challenges that lie ahead, we are proud of the significant operating and financial improvements that we have delivered in 2002. Despite the unknowns facing our world, management believes that 2003 will be a stronger year. Key drivers that should result in an improvement in value-added dollars and increase earnings include, unit volume growth, selling price increases, cost containment and continued balance sheet management. Rapidly changing raw material costs will be a factor at least through the first half of 2003 as they are impacted by the cost of energy, primarily oil and natural gas. We fully intend to pass on these increases in resin, polyethylene and polypropylene as well as focus on other areas to maintain our budgeted value-added dollars.

IPG has become an acknowledged leader in the packaging industry. This is clearly the result of the continuing dedication of our valued employees and our ability to meet the needs of our growing customer base. I wish to use this opportunity to sincerely thank both these groups and to extend gratitude to our shareholders and debtholders. Our relationships with our bankers and lenders continue to be strong as evidenced by the support we received from them throughout the year.

Today, IPG is a stronger company for all its stakeholders. We are in the enviable position of growing our sales while cutting costs. Our shareholders should benefit from the value creation strategies management has implemented while our debtholders should benefit from significantly enhanced credit quality.

Finally, it gives me pleasure to welcome Thomas E. Costello to the Company's Board of Directors. Most recently he served as the CEO of a multinational, multi-billion dollar distributor of packaging and industrial products. Leaving the Board is Irvine Mermelstein who has served diligently for many years. Irv has been asked to undertake a specific mandate on behalf of IPG and in keeping with our corporate governance policy, has relinquished his seat.


/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer
February 21, 2003

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

In thousands of US dollars, except per share amounts
                                                     1st Quarter
                                       ______________________________________
                                       2002       2001       2000       2002
_____________________________________________________________________________
Sales                              $146,737   $158,863   $169,358   $153,657
Cost of sales                       113,321    120,089    131,117    119,713
Gross Profit                         33,416     38,774     38,241     33,944
Selling, general and
 administrative expenses             20,299     21,858     20,032     20,454
Amortization of goodwill                  0      1,743      1,550          0
Impairment of goodwill                    0          0          0          0
Research and development                967      1,168      1,325        796
Financial expenses                    8,983      8,436      5,995      7,872
_____________________________________________________________________________
                                     30,249     33,205     28,902     29,122
Gain on sale of interest
 in joint venture                         0          0     (5,500)         0
_____________________________________________________________________________
                                     30,249     33,205     23.402     29,122

Earnings (loss) before income taxes   3,167      5,569     14,839      4,822
Income taxes (recovery)                 348      1,392      4,155        534
_____________________________________________________________________________
Net earnings (loss)                   2,819      4,177     10,684      4,288
_____________________________________________________________________________
Earnings (loss) per share
Cdn GAAIP - Basic - US $               0.09       0.15       0.38       0.13
Con GAAP - Diluted - US $              0.09       0.15       0.37       0.13
US GAAP - Basic - US $                 0.09       0.15       0.38       0.13
US GAAP - Diluted - US $               0.09       0.15       0.37       0.13
_____________________________________________________________________________
Average number of shares
   outstanding
Cdn GAAP - Basic              30,155,360  27,983,417  28,300,781  33,622,896
Cdn GAAP - Diluted            30,505,692  28,675,701  28.879,770  34,249,454
US GAAP -Basic                30,155,360  27,983,417  28,300,781  33,622,896
US GAAP - Diluted             30,505,692  28,675,701  28,879,770  34,249,454
_____________________________________________________________________________

Note: In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the diluted earnings per share retroactive.

                                        -6-

    2nd Quarter                       3rd Quarter                       4th Quarter
________________________  __________________________________  ________________________________
      2001       2000         2002        2001       2000        2002        2001       2000
______________________________________________________________________________________________

  $141,265    $167,231    $149,920    $148,602    $166,356    $151,261    $146,175    $150,970
   114,549     126,513     121,532     122,544     121,612     121,764     118,906     121,305
______________________________________________________________________________________________
    26,716      40,718      28,388      26,058      44,744      29,497      27,269      29,665

    20,090      17,891      22,309      27,837      21,306      23,462      21,558      23,863
     1,797       1,522           0       1,757       1,663           0       1,717       1,805
         0           0           0           0           0      70,000           0           0
     1,198       1,409         926         884       1,073         480         932       1,302
     7,736       6,652       8,297      13,212       7,345       7,621       9,527       7,213
______________________________________________________________________________________________
    30,821      27,474      31,532      43,690      31,387     101,563      33,734      34,183

         0           0           0           0           0           0           0           0
______________________________________________________________________________________________
    30,821      27,474      31,532      43,690      31,387     101,563      33,734      34,183

    (4,105)     13,244      (3,144)    (17,632)     13,357     (72,066)     (6,465)     (4,518)
    (1,392)      3,707        (357)     (4,937)      3,741     (13,292)     (5,455)     (8,103)
______________________________________________________________________________________________
    (2,713)      9,537      (2,787)    (12,695)      9,616     (58,774)     (1,010)      3,585
______________________________________________________________________________________________

     (0.10)       0.34       (0.08)      (0.45)       0.34       (1.74)      (0.03)       0.13
     (0.10)       0.33       (0.08)      (0.45)       0.33       (1.74)      (0.03)       0.13
     (0.10)       0.34       (0.08)      (0.45)       0.34       (1.74)      (0.03)       0.13
     (0.10)       0.33       (0.08)      (0.45)       0.33       (1.74)      (0.03)       0.13
______________________________________________________________________________________________

28,119,535  28,297,621  33,701,307  28,346,102  28,342,803  33,821,074  28,496,884  28,380,530
28,119,535  28,716,590  33,701,307  28,346,102  28,763,582  33,821,074  28,496,884  28,565,564
28,119,535  28,297,621  33,701,307  28,346,102  28,342,803  33,821,074  28,496,884  28,380,530
28,119,535  28,716,590  33,701,307  28,346,102  28,763,582  33,821,074  28,496,884  28,565,564
______________________________________________________________________________________________

                                       -7-
ADJUSTED CONSOLIDATED EARNINGS

Adjustments for Non-Recurring Items and for the Change in Accounting Principle related to the Amortization of Goodwill*

Years Ended December 31,
(In millions of US dollars, except per share amounts)

As Reported                                       2002      2001       2000
_____________________________________________________________________________
                                                     $         $          $
Sales                                            601.6     594.9      653.9
Cost of sales                                    476.3     476.1      500.5
_____________________________________________________________________________
Gross Profit                                     125.3     118.8      153.4
Selling, general and administrative expenses      86.5      91.3       83.1
Amortization of goodwill                           0.0       7.0        6.5
Impairment of goodwill                            70.0       0.0        0.0
Research and development                           3.2       4.2        5.1
Financial expenses                                32.8      38.9       27.3
Gain on sale of interest in joint venture          0.0       0.0       (5.5)
_____________________________________________________________________________
                                                 192.5     141.4      116.5

Earnings (loss) before income taxes              (67.2)    (22.6)      36.9
_____________________________________________________________________________
Income taxes (recovery)                          (12.7)    (10.4)       3.5
_____________________________________________________________________________
Net earnings (loss)                              (54.5)    (12.2)      33.4
_____________________________________________________________________________
Earnings (losses) per share - As Reported         2002      2001      2000
_____________________________________________________________________________
Basic                                            (1.66)    (0.43)     1.18
Diluted                                          (1.66)    (0.43)     1.16
Adjustments for non-recurring items and
 amortization of goodwill                         20O2      2001      2000
_____________________________________________________________________________
Gross Profit Items
 Implementation of RDCs                                     2.3
 Additional Reserves                                                   9.5
 Asset writedowns                                  0.1      1.0
 Inventory writedowns                              0.2      3.2
 Severance                                         0.6      1.2
_____________________________________________________________________________
Subtotal                                           0.9      7.7        9.5

SG&A Items
 Asset writedowns                                           0.8
 Reserves for bad debt                                      7.0
 Severance                                         1.2      3.0
_____________________________________________________________________________
  Subtotal                                         1.2     10.8

Amortization of Goodwill*                                   7.0        6.5
Impairment of Goodwill                            70.0
Financial Expenses
 Deferred refinancing costs                                 6.7
_____________________________________________________________________________

                                       -8-

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for Non-Recurring Items and for the Change in Accounting Principle related to the Amortization of Goodwill*

Years Ended December 31,
(In millions of US dollars, except per share amounts)
As Adjusted                                       2002      2001       2000
_____________________________________________________________________________
                                                     $         $           $
Sales                                            601.6     594.9       653.9
Cost of sales                                    475.4     468.4       491.0
_____________________________________________________________________________
Gross Profit                                     126.2     126.5       162.9

Selling, general and administrative expenses      85.3      80.5        83.1
Amortization of goodwill                           0.0       0.0         0.0
Impairment of goodwill                             0.0       0.0         0.0
Research and development                           3.2       4.2         5.1
Financial expenses                                32.8      32.2        27.3
Gain on sale of interest in joint venture          0.0       0.0        (5.5)
_____________________________________________________________________________
                                                 121.3     116.9       110.0

Earnings before income taxes                       4.9       9.6        52.9
_____________________________________________________________________________
Income taxes (recovery)                           (5.3)     (0.1)        7.7
_____________________________________________________________________________
Net earnings                                      10.2       9.7        45.2
_____________________________________________________________________________

Earnings per Share - As Adjusted                  2002      2001       2000
_____________________________________________________________________________
Basic                                             0.31      0.34       1.59
Diluted                                           0.31      0.34       1.57

*See note 2 in the 2002 Notes to Consolidated Financial Statements

Note: These tables reconcile consolidated earnings as reported in the accompanying Consolidated Financial Statements to adjusted consolidated earnings after the elimination of non-recurring terns and the amortization of goodwill. In addition to consolidated earnings, these tables also present the impact of eliminating non-recurring items on gross profits and gross margins, selling, general and administrative expenses, financial expenses and earnings per share. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

                                    -9-
MANAGEMENT'S DISCUSSION & ANALYSIS

CORPORATE OVERVIEW

Intertape Polymer Group Inc. ("IPG" or "the Company") was founded in 1981 and is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper packaging products and complementary packaging systems.

The Company's business model and underlying strategies have been evolving since the mid-1990s. The key components to this strategy are as follows:

Commencing in the mid-1990s, the Company made a series of strategic acquisitions in order to provide for products demanded by the industrial packaging market. Products include water-activated tapes, masking tapes, duct tapes, filament tapes and natural rubber adhesive tapes. The Company continued to develop new products, including shrink and stretch wrap films. The Company believes that it now offers the broadest range of packaging products in the industry and, as such, is unique amongst all its competitors.

As soon as new products are either acquired or developed internally, the Company devotes research and development (R&D) capital to further broaden the range of products within each of these product lines. The effect of this portion of the strategy is to further strengthen the broadcast area of products by ensuring that the depth of product offerings is maximized.

In 2000, the Company opened Regional Distribution Centers (RDCs) as part of an enhanced supply chain management strategy. Each RDC is stocked with a wide range of the Company's product lines in order to afford customers the ability to place one order and receive one shipment regardless of where IPG makes the product. The Company continues to develop and assess its RDC strategy to achieve maximum efficiency. On April 14, 2003, IPG announced that it was consolidating three existing RDCs into a new facility in Danville, Virginia, adjacent to existing manufacturing operations. As a result, stock availability will be higher, cycle times reduced and shipments to customers further consolidated, resulting in greater efficiencies and lower processing costs as well as increased inventory turns. Cost reductions will be generated in a number of areas, including occupancy, staffing, finished goods inventory and logistics.

Examples of products sold through distributors are Intertape brand(TM) pressure-sensitive carton sealing tapes that include hot melt, acrylic and natural rubber adhesives; water-activated carton sealing tape; paper tapes; duct tapes; Exlfilm(R) brand shrink wrap and StretchFlex(R) brand stretch wrap. Examples of products sold directly to end-users include a wide range of Nova-Thene(TM) brand woven polyolefin products, Intertape brand(TM) flexible intermediate bulk containers (FIBC) and electrical specialty tapes.

RESULTS OF OPERATIONS

Sales

IPG's consolidated sales increased by 1.1% to $601.6 million for the year 2002 from $594.9 million in 2001. Consolidated sales for 2001 were down 9.0% from sales of $653.9 million in 2000.

For comparison purposes, the Company converts its product volume into standardized units, with one unit representing one square meter or pound, depending on the product. In 2002, despite the continuing slowdown in the North American economy, unit volume increased by 6.0% as compared to 2001 figures. At 2001 prices, this increase in unit volume would represent an increase of approximately $35.7 million in revenue. This contrasts with 2001, when the global economic slowdown, along with low-cost imports and declining consumption in certain industries, drove unit volume down by 6.8%, or the equivalent of approximately $44.6 million in revenues. The growth seen in 2002 is primarily attributable to the breadth of the product offering, new products, improved customer service and the Company's RDC strategy.

Unit pricing for most of the Company's product lines declined in 2002. Overall, selling prices slipped by approximately 5.0%, which represents a decrease of approximately $29.7 1 million in revenues from 2001 levels. Selling prices declined in the first part of the year, as they had in both 2000 and 2001, as they continued to track a steady decline in raw materials costs. Raw material prices began to climb in the third quarter of 2002. While the Company initiated a number of price increases to counter this, continued economic weakness hampered its efforts to pass on these increases. In the first quarter of 2003, the Company informed its customers in writing and implemented select price increases aimed at normalizing this situation. Overall, the Company experienced negligible price reductions in the first quarter of 2003 of 0.1% while realizing strong non-retail unit growth of 7% compared to the fourth quarter of

2002. The fourth quarter is always the strongest quarter of the year for retail sales. Accordingly, there was a decline in retail sector volumes in the first quarter of 2003 compared to the fourth quarter of 2002. Overall, sales in the first quarter of 2003 exceeded the corresponding period in 2002 by 4.7% due to an 8.2% increase in unit sales, offset by a 3.5% decline in selling prices.

For 2003. the Company expects revenue growth of approximately 5%. U.S. GDP is forecast to rise slightly, indicating increased economic activity that should contribute to growth. The Company's revenue growth strategy is composed of a number of inter-related elements, including:

- A wide product line including the introduction of high growth new products and an improved product mix

-  Competitive pricing in combination with selective price increases

-  Increased retail penetration

-  Improved market share in key product lines

-  New customers, including export opportunities

GROSS PROFIT AND GROSS MARGIN

Gross profit was $125.3 million in 2002, up 5.5% from $118.8 million in 2001, which was in turn 22.6% lower than gross profit of $153.4 million for 2000. Gross profit represented 20.8% of sales in 2002, 20.0% in 2001, and 23.5% in 2000.

The Company's adjusted gross profit (see tables beginning on page 8) remained virtually flat during 2002 at $126.2 million compared to a 2001 figure of $126.5 million, which itself was 22.3% less than an adjusted gross profit of $162.9 million in 2000. As a percentage of sales, adjusted gross profit was 21.0% for 2002, virtually identical to the 2001 figure of 21.3%. Adjusted gross profit for 2000 represented 24.9% of sales.

Adjusted gross profit for 2002 reflects $0.9 million in non-recurring charges included in cost of sales, including $0.6 million in severance costs.

In 2001, the factors that caused gross profit to decline from 2000 levels included lower sales as discussed above. In addition, $7.7 million in non-recurring charges included under cost of sales are excluded from the adjusted gross profit figure, as shown in the tables beginning on page 8. It should also be noted that $18.7 million generated by cost cutting measures taken by management to reduce labor and manufacturing overhead prevented gross profit from declining even further.

Adjusted gross profit for 200O excludes $9.5 million in net non-recurring charges consisting of additional accounts receivable and inventory reserves of $15.0 million, less the impact of the reversal against earnings of $5.5 million in provisions established in prior years related to environmental, transfer pricing and employee-related benefits. These provisions were reduced to more appropriate levels based on third party studies.

Value-added is the difference between material costs and selling prices, expressed as a percentage of sales. Historically, the Company has been able to maintain value-added percentages within a range of less than 0.75% because it passes on raw materials cost increases to the customer. During 2002, this situation changed as a direct result of a timing lag between raw material cost increases and full implementation of selling price increases, due to continued economic fragility. This caused value-added to decline by 5.0% in the second half of the year. In early 2003, the Company informed its customers in writing and implemented selected price increases aimed at stabilizing value-added levels. In the first quarter of 2003, the Company achieved an increase in gross profit and gross margin when compared to the fourth quarter of 2002. Gross margin improved 2.5 percentage points, from 19.5% to 22.0%. When compared to the first period in 2002, the gross margin was 0.8 percentage points lower. The Company is in the process of returning to the same level of gross margin as last year by increasing value-added and achieving manufacturing efficiencies.

Based on information available at the current time, management anticipates that both gross profit and gross margins should increase during 2003. Management's expectations in this regard are based on the following:

- The world political uncertainty, a cold winter and poor financial results for most petro-chemical companies in 2002 have combined to create a volatile pricing situation for the Company's raw materials. Polyethylene and poly-propylene producers have announced price increase of approximately 50% for the first six months of 2003. The Company has informed its customers of coming price increases. The Company anticipates that such increases, combined with other initiatives such as sourcing initiatives, formulation changes and waste reduction programs, will enable it to enhance its value-added dollars.

- The Company is proceeding with previously announced cost reduction initiatives of $17.5 million. The necessary steps were taken in the fourth quarter of 2002 to eliminate $3.0 million annually as a result of the FIBC consolidation and $2.5 million annually in selling, general and admini-strative (SG&A) expenses. A further $6.0 million in reductions should be accomplished during fiscal 2003, with the remainder anticipated in fiscal 2004.

- Based on current volume, the Company has capacity available and therefore can accommodate increases in sales volume without any need for additional capital expansion.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended December 31, 2002, SG&A expenses amounted to $86.5 million, down $4.8 million from $91.3 million in 2001. SG&A expenses for 2000 were $83.1 million. As a percentage of sales, SG&A expenses were 14.4%, 15.4% and 12.7% for 2002, 2001 and 200O, respectively. Measures were implemented in 20O2 to reduce SG&A expenses by $2.5 million. These reductions should materialize fully in 2003, resulting in an improvement in these expenses as a percentage of sales.

On an adjusted basis (see tables beginning on page 8), SG&A expenses increased by $4.8 million to $85.3 million for 2002 from $80.5 million in 2001. These figures compare to SG&A expenses of $83.1 million for 2000, which did not require adjustment. These adjusted SG&A figures represent 14.2% of sales for 2002, 13.5% for 2001 and 12.7% for 2000. Much of the increase for 2002 relates to higher unit sales within the retail distribution channel, which carries a much larger selling structure than sales that are not retail.

Adjusted 2002 SG&A expenses are net of a non-recurring charge of $1.2 million related to severance costs.

Adjusted SG&A expenses for 2001 exclude $10.8 million in non-recurring charges consisting of $7.0 million in additional reserves for bad debts due primarily to insufficient reserves related to the systems conversion of Central Products Company (CPC), $3.0 million worth of expense for severance costs and a further $0.8 million related to the required reductions in the value of certain assets.

In the first quarter of 2003, the Company began to achieve the SG&A expense reductions initiated in late 2002. SG&A expenses for the first quarter of 2003 were 14.3% of sales compared to 15.5% of sales in the fourth quarter of 2002. The dollar value decrease was $1.5 million, of which $0.7 million was directly related to the SG&A cost reduction program. The balance of the dollar decline was the normal seasonal decline in the retail sector.

OPERATING PROFIT

This discussion presents the Company's operating profit and adjusted operating profit for 2002, 2001 and 2000. Operating profit is not a financial measure under generally accepted accounting principles (GAAP) in Canada or the United States. The Company has included this non-GAAP financial measure because it believes the measure permits a more meaningful comparison of its performance between the periods presented and because it is used by management in evaluating the Company's performance. Because "operating profit" and "adjusted operating profit" are not GAAP financial measures, companies may present similarly titled items determined with differing adjustments. Accordingly, the "operating profit" and "adjusted operating profit" presented in this discussion should not be used to evaluate the Company's performance by comparison to any similarly titled measures presented by other companies. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is urged to review this reconciliation.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)                  2002         2001        2000
                                         ____________  __________  __________
                                                $            $           $
Gross Profit - As Reported                  125.3        118.8       153.4
 Less: SG&A Expense Reported                 86.5         91.3        83.1
                                         ____________  __________  __________
Operating Profit                             38.5         27.5        70.3
 Non-recurring Items*
  Gross Profit Items*                         0.9          7.7         9.5
  SG&A Items*                                 1.2         10.8
                                         ____________  __________  __________
Adjusted Operating Profit                    40.9         46.0        79.8
                                         ____________  __________  __________
                                         ____________  __________  __________

*see tables beginning on page 8 for non-recurring items.

Operating profit is defined as gross profit less SG&A expenses. Operating profit for 2002 amounted to $38.8 million compared to $27.5 million in 2001 and $70.3 million in 2000. When adjusted for all of the non-recurring items affecting cost of sales and SG&A expenses (see tables beginning on page 8), operating profits were $40.9 million or 6.8% of sales for 2002, $46.0 million or 7.7% of sales for 2001, and $79.8 million or 12.2% of sales for 2000.

Viewed on an adjusted basis, operating profits have fallen for a number of reasons. Value-added dollars decreased, although the decline was lessened by certain cost cutting programs. The decrease in operating profits for 2002 was mainly due to the increase in adjusted SG&A expenses discussed above.

The pricing action mentioned earlier, combined with product initiatives leading to increased sales and ongoing cost reduction initiatives, should generate improved operating profits in 2003.

IMPAIRMENT OF GOODWILL

In accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA), which are equivalent to the applicable U.S. standards, the Company performed a goodwill impairment test at December 31, 2002. For the purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was a single reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flow method, and compared it with other methods including multiples of sales and EBITDA, and with historical transactions where appropriate. From these approaches, the fair market value was determined, resulting in a $70.0 million charge to operating expenses. This impairment relates to IPG's goodwill from acquisition activity during the period from 1996 through 2000 in light of current economic and market conditions.

As this is a non-cash charge relating to past acquisitions, management does not expect this item to impact ongoing operations.

RESEARCH AND DEVELOPMENT

R&D remains an important function within the Company. Taken as a percentage of sales, R&D was 0.5%, 0.7%, and 0.8% for the years 2002 to 2000 respectively. The decrease in R&D expenditures is the result of an increased emphasis on applied research, which helps identify opportunities for new products more efficiently than prior to 2000. R&D continues to focus on new products, new technology developments, new product processes and formulations. We anticipate fiscal 2003 will see a steady rollout of significant new products into the Company's markets.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) were negative for 2002 at $5.7 million, compared to positive figures of $50.1 million for 2001 and $92.1 million for 2000, Adjusted EBITDA stood at $66.4 million for 2002, $68.6 million for 2001 and $101.6 million for 2000.

The operating profit improvement in combination with the significant debt reduction positively impacted the debt-to-EBITDA ratio, which improved from
7.8 times in 2001 to 5.0 times in 2002. The Company's goal is to regain its NAIC-2 rating (a National Association of Insurance Commissioners rating that is equivalent to a Standard & Poor's BBB rating), the Company expects to reach a debt-to-EBITDA ratio of approximately three times during 2004, given its debt repayment commitments and continuing improvement in operating profit.

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings
(loss) or cash flows from operating activities as determined by generally accepted accounting principles. The Company has included this non-GAAP financial measure because it believes that it permits a more meaningful comparison of performance between the periods presented and because it is used by management and the Company's lenders in evaluating the Company's performance.

EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(In millions of US dollars)
                                             2002         2001        2000
                                         ____________  __________  __________
                                                $            $           $
Net Earnings (Loss) - As Reported           (54.5)       (12.2)       33.4
 Add Back: Financial Expenses                32.8         38.9        27.3
  Income Taxes                              (12.7)       (10.4)        3.5
  Depreciation & Amortization                28.7         33.8        27.9
                                         ____________  __________  __________
EBITDA                                       (5.7)        50.1        92.1
 Non-recurring Items*
  Gross Profit Items*                         0.9          7.7         9.5
  SG&A Items*                                 1.2         10.8
  Other Items**                              70.0
                                         ____________  __________  __________
Adjusted EBITDA                              66.4         68.6       101.6
                                         ____________  __________  __________
                                         ____________  __________  __________

* See tables beginning on page 8 for non-recurring items.
** For years 2000 and 2001 the Other non-recurring items related to Financial
   Expenses and Amortization does not impact Adjusted EBITDA.

FINANCIAL EXPENSES

The accompanying table shows, on a retrospective basis, the impact of the 225 basis point (bps) increase on amounts owing to the Senior Secured Notes that came into effect on January 1, 2002 as if they had been in place during the entire three-year period. Management believes that this table provides a better comparison of the effect on financial expenses as a result of improved working capital management and the share issue in the first half of 2002.

Table of Financial Expenses
(In millions of US dollars)
                                             2002         2001        2000
                                         ____________  __________  __________
                                                $            $           $
Financial Expenses - As Reported             32.8         38.9        27.3
                                         ____________  __________  __________

Less: Non-recurring charge                                 6.7
As adjusted before                       ____________  __________  __________
 non-recurring charges                       32.8         32.2        27.3
Effect of 225bps increase in years
 prior to the rate increase
 (for comparative purposes only)                           6.3         6.3
                                         ____________  __________  __________
Financial expenses if the rate increase
had taken place January 1, 2000              32.8         38.5        33.6
                                         ____________  __________  __________
                                         ____________  __________  __________

Based on the above, year over year financial expenses would have decreased by 14.8% in 2002, to $32.8 million compared to $38.5 million in 2001. In 2000, adjusted financial expenses would have amounted to $33.6 million.

Financial expenses for 2001 include a non-recurring $6.7 million charge consisting of the write-off of certain deferred costs related to previous financing arrangements that were refinanced at the end of 2001, together with the fees paid to both the noteholders and the banks in relation to the refinancing.

The Company's EBITDA for the first quarter of 2003 was $17.6 million and the EBITDA interest coverage (that is, EBITDA divided by financial expenses) was
2.28 times.

INCOME TAX

The Company's effective income tax rate was 19.0%, 45.9% and 9.5% for the years 2002, 2001 and 2000 respectively. The Company's statutory income tax rate was approximately 43.0% for the same period.

In the past three years, the Company's statutory income tax rate has been impacted primarily by a lower rate on foreign-based income, manufacturing and processing deductions and transactions that resulted in permanent differences partly offset by a change in the valuation allowance. In addition, in 2002, the statutory income tax rate was impacted by the non-taxable portion of the charge for goodwill impairment.

At December 31, 2002, the Company had accumulated approximately $44.3 million in Canadian operating loss carry-forwards expiring in 2007 through 2009, and $153.7 million in U.S. federal and state operating losses expiring in 2010 through 2022. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2002, as a result of the reversal of existing taxable temporary differences. Based on management's assessment, a $26.3 million valuation allowance was established for the year ended December 31, 2002, which is $10.8 million higher than the allowance established in 2001.

NET EARNINGS - CANADIAN AND U.S. GAAP

For fiscal 2002, the Company posted a net loss of $54.5 million compared to a net loss of $12.2 million in 2001 and net earnings of $33.4 million in 2000.

Adjusted net earnings (see tables beginning on page 8) amounted to $10.2 million for 2002 compared to $9.7 million for 2001 and $45.2 million for 2000.

The Company reported pre-tax losses of $67.2 million for 2002 and $22.6 million in 2001 and pre-tax earnings of $36.9 million in 2000. The adjusted figures (see tables beginning on page 8) show pre-tax earnings of $4.9 million for 2002, $9.6 million for 2001 and $52.9 million for 2000.

Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported had the financial statements been prepared under U.S. GAAP. For further details, see Note 21 to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

EARNINGS PER SHARE - CANADIAN AND U.S. GAAP

The Company reported losses per share of $1.66 in 2002, basic and diluted, and $0.43 in 2001, basic and diluted. In 2000, the Company had basic earnings per share (EPS) of $1.18 and diluted EPS of $1.16. The weighted-average number of common shares outstanding was 32.8 million shares for 2002, 28.3 million shares for 2001 and 28.3 million shares for 2000 for the purpose of the basic EPS calculation, and 28.7 million shares for the purpose of the diluted EPS calculation for 2000. The increase in the number of shares outstanding in 2002 was primarily due to the equity offering.

The adjusted EPS (see tables beginning on page 8) for 2002 amounted to $0.31, basic and diluted, compared to $0.34, basic diluted, for 2001. Adjusted figures for 2000 show basic EPS of $1.59 and diluted EPS of $1.57.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

In 2002, the Company generated cash flows from operating activities of $35.2 million compared to $48.1 million in 2001 and $40.0 million in 2000.

Cash flows from operations before changes in non-cash working capital items increased by $16.4 million to $30.3 million in 2002 from $13.9 million in 2001, primarily due to increased earnings adjusted for the non-cash goodwill impairment charge.

In 2002, non-cash working capital items generated additional net cash flows of approximately $5.0 million. This was in part due to a $5.7 million decrease in receivables largely driven by a decrease in rebates owed to the Company. IPG also reduced its investment in inventories, which declined by $9.9 million from last year and by nearly $28.0 million from where they stood two years ago. This reduction is attributable to the implementation of the RDC strategy and the warehouse management system, which have resulted in better supply chain management practices. Cash flows generated by changes in these items were partly offset by a decrease of $11.4 million in accounts payable.

In 2001, cash flows from operations before changes in non-cash working capital items decreased by $44.0 million to $13.9 million from $57.9 million in 2000 as a direct result of a decline in sales, which negatively impacted earnings. In spite of the shortfall in sales, the Company's management of certain balance sheet items generated $34.2 million in additional cash flows from changes in non-cash working capital items during 2001. This was a turn-around of $52.1 million compared to 2000, when changes in non-cash working capital items consumed $17.9 million of cash. The change was a direct result of the Company placing less emphasis on its acquisition strategy and more emphasis on completing the integration of its acquired business processes.

Cash flows from investing activities were significantly different in 2002 and 2001 than in previous years. In 2002 and 2001, the Company had net property, plant and equipment expenditures of $11.7 million and $17.9 million respectively, and increased other assets by $5.2 million and $8.6 million respectively, for a total use and of cash of $16.9 million and $26.5 million respectively. The Company anticipates net property, plant and equipment expenditures in the range of $13.0 to $15.0 million for 2003.

In contrast, the Company invested a net $54.5 million in 2000, consisting of $43.9 million in net property, plant and equipment expenditures and $28.2 million to complete the acquisition of Olympian Tape Sales, Inc. d/b/a United Tape Company (UTC), offset by funds provided by a $17.6 million reduction in other assets.

Cash flows used in financing activities amounted to $20.0 million in both 2002 and 2001, the first fiscal periods since the Company embarked on its acquisition strategy in 1995 in which cash flows from operations were used to reduce debt.

During 2002, the Company reduced bank debt by approximately $45.9 million and the amount due to the senior secured noteholders by $24.4 million. The Company also issued 5.1 million common shares from treasury for a consideration of $47.7 million and approximately 0.2 million shares totaling $2.0 million to partially fund its contribution to various pension funds and for the exercise of employee stock options.

In 2001, $12.9 million in short-term bank indebtedness was repaid and $86.4 million was transferred to long-term debt as a result of the refinancing completed late in 2001. The Company also reduced its long-term debt by $9.6 million. During the year, the Company issued $3.4 million of common shares related to the exercise of employees' stock options and funding of the U.S. employee stock ownership and retirement savings plan. It also used $0.9 million to purchase and cancel common shares.

In 2000, financing activities generated cash flow of $17.2 million, primarily from a $26.5 million increase in short-term bank indebtedness, less $2.2 million used to repay long-term debt, $4.2 million used to purchase common shares for cancellation and $3.0 million used to pay dividends.

Management is committed to further debt reductions, and believes this is achievable because of a reduced need for investment in property, plant and equipment and the continued management of working capital items.

Free cash flows, defined as cash flows from operating activities less property, plant and equipment expenditures and dividends, improved to approximately $23.5 million in 2002 compared to $22.1 million in 2001. The Company expects to have free cash flows of in excess of $30.0 million in 2003.

LIQUIDITY

At year-end 2002, working capital stood at $61.2 million as compared to $68.1 million at the and of 2001. The Company considers that it has sufficient working capital and liquidity to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

Quick assets, which are the total current assets excluding prepaid expenses and future income taxes, declined by $12.7 million in 2002 relative to 2001. This reflects the reduction in receivables and improved inventory control.

Inventory turnover (sales divided by inventories) improved from 8.4 times in 2001 to 9.9 times in 2002.

CAPITAL EXPENDITURES

Total net property, plant and equipment expenditures were $11.7 million, $17.9 million and $43.9 million for the years 2002 to 2000 respectively.

Property, plant and equipment expenditures came down in 2002 as many capital projects undertaken in recent years have now been completed. As of 2002, the focus of spending in this area is on machine efficiency projects to drive improved throughput and material usage. Investment in the management information systems area continued in 2002, with efforts focused on improving system utilization and the continued roll-out of the Company's warehouse management systems.

In 2000 and 2001, capital spending on property, plant and equipment included the following projects:

- The expansion of the Company's Truro, Nova Scotia, plant. Completed in 2001, this expansion added much needed capacity for production of both traditional and new woven products, such as vinyl replacement products. As well, new printing capacity for woven products was brought on line in 2000.

- Installation of a sixth production line at the Company's Danville, Virginia, facility during 2000 and 2001. This enabled the Company to be completely self-sufficient in the production of film for pressure sensitive tapes for both hot-melt and acrylic based adhesives tapes.

- Installation of a seventh cast line for the production of stretch films in the Danville, Virginia, location in 2000 brought the Company's capacity in this product line to more than 100 million pounds.

- Other expenditures made in order to lower manufacturing costs and improve output of tape production facilities in Columbia, South Carolina, Marysville, Michigan, and Richmond, Kentucky, primarily in the areas of finishing and packaging.

- During 2000, the Company started to bring its entire payroll function in house. This was completed in the latter part of 2001.

Management is projecting maximum property, plant and equipment expenditures in the range of $13.0 to $15.0 million for the year 2003.

BANK INDEBTEDNESS AND CREDIT FACILITIES

Bank indebtedness consists of the utilized portion of the short-term revolving credit facilities and cheques issued which have not been drawn from the facilities, and is reduced by any cash and cash equivalent balances. As at December 31, 2002, bank indebtedness was $8.6 million compared to $28.0 million as at December 31, 2001.

The Company has a short-term line of credit committed for three years in the amount of $50.0 million. This credit facility, Facility A, was put in place at the end of 2001. At year-end 2002, the credit facility availability was $23.2 million as compared to $11.0 million at the end of 2001. When combined with on-hand cash and cash equivalents, this provided the Company with total cash and credit availability of $41.4 million as at December 31, 2002.

LONG-TERM DEBT

In 2002, the Company reduced its indebtedness associated with long-term debt instruments by nearly $50.0 million.

As part of the refinancing completed in late 2001, the balance of the then short-term debt was cancelled and new facilities, Facility B and Facility C, in the aggregate amount of $95.0 million with two-year and four-year terms were entered into. In 2002, the Company repaid and cancelled Facility B, the $35.0 million, two-year term bank facility which was due to be fully repaid by the end of 2003.

At December 31, 2002, $60.0 million was drawn against Facility C compared to $86.4 million drawn against both Facility B and Facility C at the end of 2001. In addition, the amount owing on senior notes was reduced by $24.4 million during 2002 from an aggregate amount of $274.0 million to $249.6 million.

The long-term bank debt and the senior noteholder debt are secured by a fixed charge against all assets and a second lien against receivables and inventory.

In late 2002, the Company's lenders rewarded its efforts to reduce debt by agreeing to amend its financial covenants. They have also confirmed that the goodwill impairment charge taken for 2002 will have no negative repercussions with respect to the financial covenants for 20O2 and going forward.

The Company is scheduled to reduce long-term debt by a further $29.3 million in 20O3. Approximately $4.0 million of this represents cash payments to senior secured noteholders and other non-bank debts. The remainder of approximately $25.3 million represents a reduction in Facility C. Facility C has quarterly reductions of $5.0 million, as wall as an annual excess cash flow repayment of approximately $5.3 million payable on April 30, 2003, based on 2002 excess cash flow calculations. Cash to cover these payments will be internally generated by operations and borrowed under Facility A, The Company does not anticipate having any difficulty in making its debt reduction payments.

CAPITAL STOCK

In the first quarter of 2002, the Company issued 5,100,000 common shares at a price of CDN $15.50 per share (US $9.71 per share after issue costs) for a cash infusion of US $47.7 million net of issue costs. The proceeds were used to repay long-term bank loans and senior secured noteholder debt.

In 2002, 2001, and 2000, employees exercised stock options worth $0.3 million, $1.1 million, and $0.2 million respectively. Further, during 2002 and 2001, $1.7 million and $2.2 million worth of shares were issued in relation to funding the Company's U.S. employee stock ownership retirement savings plan.

In 2000, as part of the financing of the purchase of certain assets of UTC, $4.0 million worth of shares were issued at $15.96 per share.

During 1999, the Company announced that it had registered a Normal Course Issuer Bid (NCIB) in Canada. The NCIB was extended for one-year terms during 2000 and again during 2001 and 2002. There were no shares purchased for cancellation during 2002. In 2001 and 2000, 128,100 and 353,200 shares were purchased for cancellation. This resulted in a reduction in the stated value of the Company's issued common shares of $0.8 million and $2.4 million for the years 2001 and 2000 respectively.

As part of the purchase price for the acquisition of CPC in 1999, the Company issued 300,000 share purchase warrants that permit the holder to purchase common shares of the Company at a price of $29.50 per share. These warrants expire on August 9, 2004.

BUSINESS ACQUISITIONS

The Company's most recent acquisition was UTC, completed on September 1, 2000. There were no acquisitions in either 2002 or 2001. While acquisitions remain an important component of the strategy to provide the Company with new products and channels of distribution, there were no attractive opportunities presented to the Company during the period that met management's criteria.

DIVIDEND ON COMMON SHARES

No dividends were declared in either 2002 or 2001. On May 15, 2000, the Company declared an annual dividend of $0.106 per share (CDN $0.16) payable to shareholders of record at May 30, 2000. The dividend was paid on June 8, 2000, and amounted to approximately $3.0 million.

CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted, on a prospective basis, the new CICA recommendations with respect to stock-based compensation and other stock-based payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award, and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplemental information required by this new recommendation is presented in Note 17 to the consolidated financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. These standards are equivalent to the US standards. Under the new recommendation, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company was required to complete a transitional goodwill impairment test as at January 1, 2002. Management completed this test and determined that no adjustment for impairment of goodwill was necessary as a result of the change in accounting policy. Adjusted net earnings and earnings per share for 2001 and 2000 shown in the tables beginning on page 8 exclude the amortization for goodwill recognized in those periods to account for this change in accounting policy.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002, the CICA issued a new handbook section providing guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. This new section is more fully discussed in Note 2 to the consolidated financial statements. The Company does not expect any adjustment to the carrying value of its property, plant and equipment as a result of this change in accounting policy.

DISPOSAL OF LONG-LIVED ASSETS

In December 2002, the CICA also issued a revision of the hand book section on the disposal of long-lived assets and discontinued operations, which provides guidance on the recognition, measurement and disclosure of the disposal of long-lived assets. Details on this revision are given in Note 2 to the consolidated financial statements. The Company does not expect any significant impact upon adoption of this section.

ASSET RETIREMENT OBLIGATIONS

In August 2001, the Financial Accounting Standards Board (FASB) issued a statement establishing standards for the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is more fully described in Note 22 to the consolidated financial statements. The Company does not expect any significant impact upon adoption of this standard.

EXIT OR DISPOSAL ACTIVITIES

In June 2002, the FASB issued a statement addressing the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement is more fully discussed under Note 22 to the consolidated financial statements. The Company has not yet determined the impact, if any, of this change on any future exit or disposal activity.

DISCLOSURES BY A GUARANTOR

In November 2002, the FASB issued an interpretation addressing the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation is more fully discussed in Note 22 to the consolidated financial statements. The Company is not a guarantor of any third-party, non-affiliated obligations.

STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE

In December 2002, the FASB issued an amendment providing alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. This amendment is more fully discussed in Note 22 to the consolidated financial statements. The Company believes that this statement will not have a material impact on its financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued an interpretation to provide new guidance with respect to the consolidation of all previously unconsolidated entities, including special purpose entities. Because the Company does not have any unconsolidated subsidiaries, it does not believe that the adoption of the interpretation, required in fiscal 2003, will have any impact on its consolidated financial position or results of operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors.

The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual and Special Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

Sarasota, Florida and Montreal, Canada
February 21, 2003


/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer


/s/ Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer, Secretary,
Vice President, Administration

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/Raymond Chabot Grant Thornton
General Partnership
Chartered Accountants
Montreal
February 21, 2003

COMMENTS BY AUDITORS

FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES
INTERTAPE POLYMER GROUP INC.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in accounting for goodwill and other intangible assets as described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 21, 2003 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


/s/Raymond Chabot Grant Thornton
General Partnership
Chartered Accountants
Montreal
February 21, 2003

CONSOLIDATED EARNINGS

Years Ended December 31,
(in thousands of US dollars, except per share amounts)
                                                  2002      2001      2000
                                             _________   _______  ________
                                                     $         $         $
Sales                                          601,575   594,905   653,915
Cost of sales (Note 4)                         476,330   476,089   500,547
                                             _________   _______  ________
Gross profit                                   125,245   118,816   153,368
                                             _________   _______  ________
Selling, general and administrative
 expenses (Note 4)                              86,524    91,343    83,092
Amortization of goodwill                                   7,014     6,540
Impairment of goodwill (Note 13)                70,000
Research and development                         3,169     4,182     5,109
Financial expenses (Note 5)                     32,773    38,911    27,205
Gain on sale of interest in joint
 venture (Note 4)                                                   (5,500)
                                             _________   _______  ________
                                               192,466   141,450   116,446
                                             _________   _______  ________
Earnings (loss) before income taxes            (67,221)  (22,634)   36,922
Income taxes (Note 6)                          (12,767)  (10,392)    3,500
                                             _________   _______  ________
Net earnings (loss)                            (54,454)  (12,242)   33,422
                                             _________   _______  ________
                                             _________   _______  ________
Earnings (loss) per share (Note 7)
Basic                                            (1.66)    (0.43)     1.18
                                             _________   _______  ________
                                             _________   _______  ________
Diluted                                          (1.66)    (0.43)     1.16
                                             _________   _______  ________
                                             _________   _______  ________

CONSOLIDATED RETAINED EARNINGS
Years Ended December 31,
(in thousands of US dollars)
                                                  2002      2001      2000
                                             _________   _______  ________
                                                     $         $         $
Balance, beginning of year                     104,567   116,966    88,422
Net earnings (loss)                            (54,454)  (12,242)   33,422
                                             _________   _______  ________
                                                50,113   104,724   121,844
                                             _________   _______  ________

Dividends                                                            3,006
Premium on purchase for cancellation of
 common shares                                               157     1,872
                                             _________   _______  ________
                                                             157     4,878
                                             _________   _______  ________
Balance, end of year                            50,113   104,567   116,966
                                             _________   _______  ________
                                             _________   _______  ________

The accompanying notes are an integral part of the consolidated financial statements.

                                       -22-

CONSOLIDATED CASH FLOWS
Years Ended December 31,
(in thousands of US dollars)
                                                  2002      2001      2000
                                             _________   _______  ________
                                                     $         $         $
OPERATING ACTIVITIES
Net earnings (loss)                            (54,454)  (12,242)   33,422
Non-cash items
 Depreciation and amortization                  28,653    33,831    27,934
 Impairment of goodwill                         70,000
 Loss on disposal of property, plant and
  equipment                                      1,280
 Future income taxes                           (15,198)   (9,165)      482
 Write-off of debt issue expenses                          2,165
 Write-off of property, plant and equipment                          1,594
 Other non-cash items                                       (715)   (5,500)
                                             _________   _______  ________

Cash flows from operations before changes
 in non-cash working capital items              30,281    13,874    57,932
                                             _________   _______  ________
 Changes in non-cash working capital items
  Trade receivables                                475    10,337    (6,897)
  Other receivables                              5,186    (1,287)    3,003
  Inventories                                    9,851    17,690     3,318
  Parts and supplies                              (767)   (1,626)      175
  Prepaid expenses                               1,567    (3,341)   (1,809)
  Accounts payable and accrued liabilities     (11,361)   12,431   (15,697)
                                             _________   _______  ________
                                                 4,951    34,204   (17,907)
                                             _________   _______  ________
Cash flows from operating activities            35,232    48,078    40,025
                                             _________   _______  ________

INVESTING ACTIVITIES
 Business acquisition (Note 8)                                     (28,195)
 Property, plant and equipment                 (11,716)  (25,942)  (48,142)
 Proceeds on sale of property, plant
  and equipment                                            8,000     4,239
 Other assets                                   (5,213)   (8,592)   17,637
                                             _________   _______  ________
 Cash flows from investing activities          (16,929)  (26,534)  (54,461)
                                             _________   _______  ________

FINANCING ACTIVITIES
 Net change in bank indebtedness               (19,525)  (99,261)   26,468
 Issue of long-term debt                                  86,400
 Repayment of long-term debt                   (50,209)   (9,634)   (2,249)
 Issue of common shares                         49,689     3,379       176
 Common shares purchased for cancellation                   (922)   (4,194)
 Dividends paid                                                     (3,006)
                                             _________   _______  ________
Cash flows from financing activities           (20,045)  (20,038)   17,195
                                             _________   _______  ________
 Net increase (decrease) in cash position       (1,742)    1,506     2,759
 Effect of currency translation adjustments      1,742    (1,506)   (2,759)
                                             _________   _______  ________
Cash position, beginning and end of year             -         -         -
                                             _________   _______  ________
                                             _________   _______  ________

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOWS INFORMATION
 Interest paid                                  30,428    32,791    29,319
 Income taxes paid                                 413     1,234     3,118

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands of US dollars)
                                                            2002      2001
                                                       _________  ________
                                                               $         $
ASSETS
 Current assets
  Trade receivables (net of allowance for doubtful
   accounts of $3,844, $6,670 in 2001)                    86,169    86,529
  Other receivables (Note 9)                              10,201    13,654
  Inventories (Note 10)                                   60,969    70,688
  Parts and supplies                                      12,377    11,592
  Prepaid expenses                                         7,884     9,450
  Future income tax assets (Note 6)                        2,397     4,025
                                                       _________  ________
                                                         179,997   195,938
 Property, plant and equipment (Note 11)                 351,530  366,567
 Other assets (Note 12)                                   13,178    11,680
 Goodwill (Note 13)                                      158,639   227,804
                                                       _________  ________
                                                         703,344   801,989
                                                       _________  ________
                                                       _________  ________

LIABILITIES
 Current liabilities
  Bank indebtedness (Note 14)                              8,573    28,046
  Accounts payable and accrued liabilities                80,916    91,507
  Installments on long-term debt                          29,268     8,310
                                                       _________  ________
                                                         118,757   127,863
 Future income taxes (Note 6)                              4,446    21,588
 Long-term debt (Note 15)                                283,498   354,663
 Other liabilities (Note 16)                               3,550     3,785
                                                       _________  ________
                                                         410,251   507,899
                                                       _________  ________

SHAREHOLDERS' EQUITY
 Capital stock and share purchase warrants (Note 17)     239,185   189,496
 Retained earnings                                        50,113   104,567
 Accumulated currency translation adjustments              3,795        27
                                                       _________  ________
                                                         293,093   294,090
                                                       _________  ________
                                                         703,344   801,989
                                                       _________  ________
                                                       _________  ________

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

/s/J. Spencer Lanthier                 /s/L. Robbie Shaw

J. Spencer Lanthier, Director          L. Robbie Shaw, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,
(In US dollars; tabular amounts in thousands, except per share amounts)

1. GOVERNING STATUTES

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada, and in Sarasota, Florida. The common shares of the Company are listed on the New York Stock Exchange in the United States of America ("United States") and on The Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and were prepared in accordance with Canadian generally accepted accounting principles, which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in note 21.

Accounting changes

Stock-based compensation

Effective January 1, 2002, the Company adopted, on a prospective basis, the new CICA recommendations with respect to Section 3870, Stock-based Compensation and Other Stock-based Payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value method of accounting for its stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its award granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The Company has adopted the latter alternative treatment. The supplementary information required by this new recommendation is presented in note 17.

The Company has granted stock options as described in note 17. No compensation expense is recognized when stock options are granted. Any consideration paid by employees on exercise of stock options is credited to capital stock.

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted, or a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the US standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company was required to complete a transitional goodwill impairment test as at January
1, 2002. Management completed this test and determined no adjustment for impairment of goodwill was necessary as a result of the change in accounting policy.

The following table presents a reconciliation of the net earnings (loss) and earnings (loss) per share as reported for the prior years to the corresponding financial information adjusted to exclude the amortization of goodwill recognized in those periods that is no longer taken as a result of applying
Section 3062:

                                                  2002      2001      2000
                                             _________  ________  ________
                                                     $         $         $
Net earnings (loss), as reported               (54,454)  (12,242)   33,422
Add: Amortization of goodwill (net of
 $0.7 and $0.6 million of income taxes
 for 2001 and 2000 respectively)                           6,339     5,911
                                             _________  ________  ________
Adjusted net earnings (loss)                   (54,454)   (5,903)   39,333
                                             _________  ________  ________
                                             _________  ________  ________

Adjusted basic earnings (loss) per share         (1.66)    (0.21)     1.39
                                             _________  ________  ________
                                             _________  ________  ________

Adjusted diluted earnings (loss) per share       (1.66)    (0.21)     1.37
                                             _________  ________  ________
                                             _________  ________  ________

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

Fair value of financial instruments

The fair value of trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets.

The fair value of long-term debt was established as described in note 15.

Foreign currency translation

Reporting currency
The accounts of the Company's operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at year-end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign currency translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenue and expenses have been translated at the average exchange rate for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

Inventories and parts and supplies valuation

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment

Property, plant and equipment are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                             Methods                    Rates and periods
                                  ___________________________________________________________
Buildings                         Diminishing balance or straight-line   5% or 15 to 40 years
Buildings under capital leases    Straight-line                          20 years
Manufacturing equipment           Straight-line                          20 years
Furniture, office and computer
  equipment, software and other   Diminishing balance or straight-line   20% or 3 to 10 years(i)

(i) Effective January 1, 2002, as a result of an extensive review of the useful lives of the Company's various software, management decided to extend to 10 years the estimated useful lives of all enterprise level software. Prior to such revision, these assets were depreciated over a period of 7 years. The change in estimated useful life was applied prospectively commencing January 1, 2002 and has resulted in a decrease in depreciation expense and a corres-ponding increase in earnings before income taxes, net earnings, basic earnings per share and diluted earnings per share of approximately $1.4 million, $0.9 million, $0.04 and $0.04 respectively for the year ended December 31, 2002.

The Company follows the policy of capitalizing interest during the construc-tion and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred, Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Deferred charges

Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over a five-year period.

Environmental costs

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its share of the amount can be reasonably estimated.

Pension plans and other retirement benefits

The Company has defined benefit and defined contribution pension plans and other retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other retirement benefit plans:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs;

- For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and, for other plans, at fair value;

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment;

- The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance as recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Revenue recognition

Revenue is recorded when products are shipped to customers.

Earnings per share

In the year ended December 31, 2000, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to Section 3500, Earnings Per Share. Under the new recommendations, the treasury stock method is used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options. Previously reported diluted earnings per share amounts have been recalculated in accordance with the new requirements. This change in accounting policy has not resulted in differences in previously reported diluted earnings per share and has not impacted the establishment of the current year's diluted earnings per share.

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

New accounting pronouncements

In December, 2002, the Canadian Institute of Chartered Accountants issued Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value. Section 3063 should be applied prospectively for years beginning on or after April 1, 2003. The Company does not expect any adjustments to the carrying value of its property, plant and equipment as a result of this change in accounting policy.

In December, 2002, the Canadian Institute of Chartered Accountants issued revised Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. This new Section provides guidance on the recognition, measurement and disclosure of the disposal of long-lived assets. This Section should be applied to disposal activities initiated by an enterprise's commitment to a plan on or after May 1. 2003. The Company does not expect any significant impact upon adoption.

3 - JOINT VENTURES
The Company's pro rate share of its joint ventures' operations included in the consolidated financial statements is summarized as follows:

                                                  2002      2001      2000
                                            __________  ________  ________
Earnings                                             $         $         $
 Sales                                           4,216     3,572     2,671
 Gross profit                                      797       664       383
 Financial expenses (income)                       198        (7)     (320)
 Net earnings (loss)                               (65)      110       136
Cash flows
 From operating activities                         520     1,342       643
 From investing activities                         (35)       86    (2,232)
 From financing activities                       1,071      (956)      512
Balance sheets
 Assets
  Current assets                                 1,637     1,307     1,483
  Long-term assets                               6,051     6,122     7,119
 Liabilities
  Current liabilities                            1,459     2,925     2,885
  Long-term debt                                 1,574       667     1,862

During the years ended December 31, 2002 and 2001, the Company had no sales to its joint ventures. The Company had sales of $2.8 million to its joint ventures in 2000. Also, the Company had no interest income from a joint venture for the years ended December 31, 2002 and 2001. The Company had interest income from joint ventures of $0.1 million in 2000.

4 - INTEGRATION AND TRANSITION, ASSET WRITE-DOWNS AND OTHER NON-RECURRING ITEMS

During 2002, management approved a plan for the consolidation of its operations related to the Flexible Intermediate Bulk Container division to be completed in June 2003. The plan involves the closing of two manufacturing plants and a reduction of 77 employees. The total charge for the restructuring is $2.1 million, including $1.8 million of termination benefits. Of the total charge, $0.9 million was recorded in the cost of goods sold and $1.2 million in the selling, general and administrative expenses. As at December 31, 20O2 the balance of $1.3 million is in accounts payable and accrued liabilities.

For the year ended December 31, 2001, the Company recorded asset write-downs and non-recurring costs as a result of recent integrations, the startup of its Regional Distribution Centers, workforce reductions and debt refinancing. The total charge of $25.2 million includes $4.2 million of termination benefits. Cost of sales includes $7.7 million, selling, general and administrative expenses include $10.8 million and financial expenses include $6.7 million of such costs.

During the year ended December 31, 2000, the Company realized a gain of $5.5 million on the sale of its interest in a joint venture.

5 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

                                                  2002      2001      2000
                                            __________  ________  ________
                                                     $         $         $
Depreciation of property, plant and
 equipment                                      25,337    24,977    20,334
                                            __________  ________  ________
                                            __________  ________  ________

Amortization of debt issue expenses
and other deferred charges                       3,316     1,840     1,060
                                            __________  ________  ________
                                            __________  ________  ________

Financial expenses
 Interest on long-term debt                     28,559    22,029    20,812
 Interest on credit facilities                   2,369    11,064     8,747
 Refinancing costs                                         6,700
 Interest income and other                       2,310        18    (1,116)
 Interest capitalized to property,
  plant and equipment                             (465)     (900)   (1,238)
                                            __________  ________  ________
                                                32,773    38,911    27,205
                                            __________  ________  ________
                                            __________  ________  ________

Loss on disposal of property, plant
 and equipment                                   1,280
                                            __________  ________  ________
                                            __________  ________  ________

6 - INCOME TAXES

The provision for income taxes consists of the following:
                                                  2002      2001      2000
                                            __________  ________  ________
                                                     $         $         $
Current                                          2,431    (1,227)    3,018
Future                                         (15,198)   (9,165)      482
                                            __________  ________  ________
                                               (12,767)  (10,392)    3,500
                                            __________  ________  ________
                                            __________  ________  ________

The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:

                                                  2002      2001      2000
                                            __________  ________  ________
                                                     %         %         %
Combined federal and provincial income
 tax rate                                         42.7      42.7      43.1
Manufacturing and processing                      (1.6)     (8.6)      2.2
Foreign losses recovered (foreign income
 taxed) at lower rates                            (1.7)     (6.4)     (5.1)
Goodwill impairment                              (33.0)
Impact of other differences                       28.8      86.7     (30.7)
Change in valuation allowance                    (16.2)    (68.5)
                                            __________  ________  ________
Effective income tax rate                         19.0      45.9      9.5
                                            __________  ________  ________
                                            __________  ________  ________

The net future income tax liabilities are detailed as follows:
                                                            2002      2001
                                                        ________  ________
                                                               $         $
Future income tax assets

 Accounts payable and accrued liabilities                  2,501     2,257
 Tax credits and loss carry-forwards                      77,890    55,372
 Trade and other receivables                               1,335     2,318
 Inventories                                                           296
 Other                                                     7,741        25
 Valuation allowance                                     (26,336)  (15,498)
                                                        ________  ________
                                                          63,131    44,770
                                                        ________  ________
Future income tax liabilities

 Inventories                                                 383
 Property, plant and equipment                            64,797    62,333
                                                        ________  ________
                                                          65,180    62,333
                                                        ________  ________
Net future income tax liabilities                          2,049    17,563
Net current future income tax assets                       2,397     4,025
                                                        ________  ________
Net long-term future income tax liabilities                4,446    21,588
                                                        ________  ________
                                                        ________  ________

As at December 31, 2002, the Company has $44.3 million of Canadian operating loss carry-forwards expiring 2007 through 2009 and $153.7 million of US federal and state operating losses expiring 2010 through 2022.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2002 to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, the valuation allowance was increased by $10.8 million for the year ended December 31, 2002.

7 - EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation between basic and diluted earnings
(loss) per share:
                                                2002        2001        2000
                                          __________  __________  __________
                                                   $           $           $
Net earnings (loss)                          (54,454)    (12,242)     33,422
                                          __________  __________  __________
                                          __________  __________  __________

Weighted average number of common shares
 outstanding                              32,829,013  28,265,708  28,328,114
Effect of dilutive stock options and
 warrants(i)                                                         387,738
                                          __________  __________  __________
Weighted average number of diluted
 common shares outstanding                32,829,013  28,265,708  28,715,852
                                          __________  __________  __________
                                          __________  __________  __________

Basic earnings (loss) per share                (1.66)      (0.43)      1.18
Diluted earnings (loss) per share              (1.66)      (0.43)      1.16

(i) The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

                            2002                   2001                   2000
           _____________________  _____________________  _____________________
           Number of instruments  Number of instruments  Number of instruments
           _____________________  _____________________  _____________________
Options                2,996,673              2,407,250             2,409,298
Warrants                 300,000                300,000               300,000
           _____________________  _____________________  _____________________
                       3,296,673              2,707,250             2,709,298
           _____________________  _____________________  _____________________
           _____________________  _____________________  _____________________

                                     -34-
8 - BUSINESS ACQUISITION

Effective as of September 1, 2000, the Company acquired certain assets of Olympian Tape Sales, Inc, d/b/a United Tape Company ("UTC"). UTC was a manufacturer and distributor of certain packaging products into the retail market. UTC was a long-term customer of one particular product line of IPG.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets and liabilities based an their estimated fair value as of the acquisition date.

The purchase price was paid for in both cash in the amount of $28.2 million and $4.0 million worth of common shares of Intertape stock from treasury. The terms of the UTC purchase also provide for additional amounts to be paid if certain specific events occur. This contingent consideration is payable in cash and will result in additional goodwill if paid. The Company has not recorded this liability as of December 31, 2002 as the outcome of the contingency is not yet determinable beyond a reasonable doubt.

The operating results of the acquired business has been included in the consolidated financial statements from the effective date of acquisition.

9 - OTHER RECEIVABLES

                                                        2002        2001
                                                  __________    ________
                                                           $           $
Rebates receivable                                       363       3,088
Income and other taxes                                 6,199       4,903
Sales taxes                                              541         745
Other                                                  3,098       4,918
                                                  __________  __________
                                                      10,201      13,654
                                                  __________  __________
                                                  __________  __________

10 - INVENTORIES
                                                        2002        2001
                                                  __________  __________
                                                           $           $
Raw materials                                         14,998      15,520
Work in process                                       10,160      11,815
Finished goods                                        35,811      43,353
                                                  __________  __________
                                                      60,969      70,688
                                                  __________  __________
                                                  __________  __________

                                      -35-

11 - PROPERTY, PLANT AND EQUIPMENT

                                                         2002
                                       _______ ________________ ___________
                                                   Accumulated
                                          Cost     depreciation         Net
                                       _______ ________________ ___________
                                             $                $           $
Land                                     3,021                        3,021
Buildings and related capital leases    59,854           17,510      42,344
Manufacturing equipment                385,315          118,066     267,249
Furniture, office and computer
 equipment, software and other          48,960           22,117      26,843
Manufacturing equipment under
 construction and software projects
 under development                      12,073                       12,073
                                       _______ ________________ ___________
                                       509,223          157,693     351,530
                                       _______ ________________ ___________
                                       _______ ________________ ___________

                                                         2001
                                       _______ ________________ ___________
                                                   Accumulated
                                          Cost     depreciation         Net
                                       _______ ________________ ___________
                                             $                $           $
Land                                     3,317                        3,317
Buildings and related capital leases    59,425           15,241      44,184
Manufacturing equipment                370,195          101,609     268,586
Furniture, office and computer
 equipment, software and other          30,969           15,279      15,690
Manufacturing equipment under
 construction and software projects
 under development                      34,790                       34,790
                                       _______ ________________ ___________
                                       498,696          132,129     366,567
                                       _______ ________________ ___________
                                       _______ ________________ ___________

                                      -36-

12 - OTHER ASSETS

                                                           2002       2001
                                                     __________  _________
                                                              $          $
Debt issue expenses and other deferred charges,
 at amortized cost                                       10,397      8,879
Loans to officers and directors, including loans
 regarding the exercise of stock options,
 without interest, various repayment terms                  886      1,059
Other receivables                                         1,145        430
Other, at cost                                              750      1,312
                                                     __________  _________
                                                         13,178     11,680
                                                     __________  _________
                                                     __________  _________

13 - ACCOUNTING FOR GOODWILL

In accordance with the specific requirements of CICA, Section 3062, Goodwill and Other Intangible Assets, the Company performed an impairment test as at December 31, 2002. Also in accordance with the specific requirements of the Section, the Company determined that it had one reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flows method, and compared with other methods including multiples of sales and earnings before interest, taxes, depreciation, and amortization (EBITDA) and, with historical transactions where appropriate. From these approaches, the fair market value was determined resulting in a charge to operating expenses of $70.0 million. This impairment relates to the prior acquisition activity of Intertape Polymer Group during the period from 1996 through 2000 in light of current economic and market conditions.

The carrying amount of goodwill as at December 31, 2002 is detailed as follows:

                                                                         $
                                                      ____________________
Balance as at December 31, 2002                                    228,639
Impairment                                                          70,000
                                                      ____________________
Net balance as at December 31, 2002                                158,639
                                                      ____________________
                                                      ____________________

                                    -37-

14 - BANK INDEBTEDNESS AND CREDIT FACILITIES

The bank indebtedness consists of the utilized portion of the short-term revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash and cash equivalent balances.

As at December 31, 2002, the Company had:

- Bank loans under a US $50.0 million revolving credit facility (Facility A), extendible annually at the option of the lenders, converting to a two-year term loan if not extended by the lenders. The loan bears interest at various interest rates including US prime rate plus a premium varying between 0 and 275 basis points and LIBOR plus a premium varying between 75 and 350 basis points. As at December 31, 2002, the effective rate was approximately 6.08% (7.95% in 2001) and US$26.8 million (US$39.0 million in 2001) was utilized.

- An amount of US$2.8 million (US$5.5 million in 2001) of this credit facility is used for letters of credit.

The credit facility is secured by a first ranking charge on the Company's accounts receivable and inventories. The credit facilities contain certain financial covenants, including limitations on debt as a percentage of tangible net worth above predefined levels and fixed charge coverage ratios.

15 - LONG-TERM DEBT

Long-term debt consists of the following:
                                                            2002      2001
                                                      __________ _________
                                                               $         $
a) US$137,000,000 Series A and B Senior Notes            125,005   137,000
b) US$137,000,000 Senior Notes                           124,616   137,000
c) Bank loans under revolving credit facilities           60,000    86,400
d) Other debt                                              3,145     2,573
                                                      __________ _________
                                                         312,766   362,973
                                                      __________ _________

Less current portion of long-term debt                    29,268     8,310
                                                      __________ _________
                                                         283,498   354,663
                                                      __________ _________
                                                      __________ _________

                                    -38-

15 - LONG-TERM DEBT (Continued)

a) Series A and B Senior Notes

Series A and B Senior Notes bearing interest at an average rate of 10.03% (10.03% in 2001) payable semi-annually. The Series A US$25.0 million Notes mature on May 31, 2005. The Series B US$112.0 million Notes are repayable in semi-annual installments of US$13.4 million starting in November 2005 and mature on May 31, 2009.

The Series A and B Senior Notes are secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories. The Series A and B Senior Notes contain the same financial covenants as the credit facilities.

b) Senior Notes

Senior Notes bearing interest at 9.07% (9.07% in 2001) payable semi-annually, repayable in semi-annual installments of US$16.5 million starting in September 2004 and maturing on March 31, 2008.

Senior Notes are secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories. The Senior Notes contain the same financial covenants as the credit facilities.

c) Bank loans under revolving credit facilities

Revolving reducing term loan (Facility B) was repaid and cancelled in October 2002 (US$26.4 million was utilized in 2001). The interest rate in effect at the time of the repayment was 5.76% (7.95% in 2001).

Revolving reducing term loan (Facility C) in the amount of up to $60.0 million, reducing by $5.0 million on the last day of each quarter beginning the earlier of March 31. 2004 or the last day of the quarter following the repayment of Facility B, maturing on December 31, 2005, secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on all the accounts receivable and inventories. The repayment will begin in March 2003. This loan bears interest at US prime rate plus a premium varying between 75 and 320 basis points or LIBOR plus a premium varying between 150 and 395 basis points. As at December 31, 2002, the effective interest rate was approximately 5.80% (7.95% in 2001) and $60.0 million ($60.0 million in 2001) was utilized.

d) Other debt

Other debt consisting of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 9.03% and requiring periodic principal repayments through 2007.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:
                                                                        $
                                                      ____________________
2003                                                               29,268
20O4                                                               36,922
2005                                                               89,060
2006                                                               60,107
2007                                                               60,108
Thereafter                                                         37,301
                                                      ____________________
Total                                                             312,766
                                                      ____________________
                                                      ____________________


Fair value

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 2002 and 2001 are as follows:

                                                  2002                    2001
                               _______________________ _______________________
                                              Carrying                Carrying
                                 Fair value     amount   Fair value     amount
                               ____________ __________ ____________ __________
                                          $          $            $          $
Long-term debt                      306,398    312,766      334,054    362,973
                               ____________ __________ ____________ __________
                               ____________ __________ ____________ __________

16 - OTHER LIABILITIES
                                                            2002       2001
                                                      __________ __________
                                                               $          $
Provision for future site rehabilitation costs               550        785
Other                                                      3,000      3,000
                                                      __________ __________
                                                           3,550      3,785
                                                      ____________________
                                                      ____________________

During the years ended December 31, 2002 and 2001, the Company reviewed certain provisions, which it had previously established in accounting for prior years' business acquisitions. This process included the obtaining from third parties environmental and transfer pricing studies. Furthermore, the Company holds letters of guarantee provided by the vendors against certain future related claims.

As a result of the above, the Company reversed against earnings $0.8 million of provisions in 2002 and $0.7 million in 2001, which had been recorded in prior years for specific business acquisitions. A company-wide environmental reserve for on-going operations of $0.8 million was established in 2002. During 2002, $0.2 million in remediation costs were charged against this reserve.

17 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS

a) Capital stock - Authorized

Unlimited number of shares without par value

  Common shares, voting and participating

  Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

b) Capital stock - Issued and fully paid

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2000 to December 31, 2002 were as follows:
                                      2002                 2001               2000
                             __________________  ___________________  ___________________
                                Number   Stated      Number   Stated      Number  Stated
                             of shares    value   of shares    value   of shares   value
                             _________  _______  __________  _______  __________  _______
                                              $                    $                    $
Balance, beginning of year  28,506,110  186,346  28,211,179  183,758  28,296,392  181,941
Shares issued for cash in
 public offering             5,100,000   47,691
Shares issued for business
 acquisitions                                                            250,587    4,000
Shares issued to the USA
 Employees' Stock Ownership
 and Retirement Savings Plan   172,976    1,697     248,906    2,240
Shares purchased for
 cancellation                                      (128,100)    (765)   (353,200)  (2,359)
Shares issued for cash upon
 exercise of stock options      41,988      301     174,125    1,113      17,400      176
                            __________  _______  __________  _______  __________  _______
Balance, end of year        33,821,074  236,035  28,506,110  186,346  28,211,179  183,758
                            _____________________________________________________________
                            _____________________________________________________________

c) Share Purchase warrants

                                                          2002        2001
                                                    __________  __________
                                                             $           $
300,000 share purchase warrants                          3,150       3,150
                                                    __________  __________
                                                    __________  __________

The warrants, which expire on August 9, 2004, permit holders to purchase common shares of the Company at a price of $29.50 per share.

d) Shareholders' protection rights plan

On May 21, 1998, the shareholders approved the extension to September 2003 of a shareholders'protection rights plan originally established in 1993. The effect of the rights plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions.

e) Stock options

Under the Company's amended executive stock option plan, options may be granted to the Company's executives and directors for up to 3,361,661 shares of common stock. Options expire no later than 10 years after the date of granting. The plan provides that such options will vest and may be exercisable 25% per year over four years.

All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.

The changes in number of options outstanding were as follows:
                                    2002               2001               2000
                      ____________________   ____________________  ______________________
                      Weighted               Weighted               Weighted
                       average                average                average
                      exercise   Number of   exercise   Number of   exercise    Number of
                         price     options      price   options        price      options
                      ________  __________   ________   _________  _________  ___________
                             $                    $                      $
Balance, beginning
 of year                 10.06   2,407,250    12.89     2,797,036      15.76    2,217,224
Granted                   9.88     688,500     9.79       386,000      10.37    1,183,000
Exercised                 7.17     (41,988)    6.39      (174,125)      8.23      (17,400)
Cancelled                 9.19     (57,089)   16.56      (601,661)     16.84     (585,788)
                                __________              _________               _________
Balance, end of year     10.02   2,996,673    10.06     2,407,250      12.89    2,797,036
                                __________              _________               _________
                                __________              _________               _________

Options exercisable at
 the end of the year             1,529,894              1,022,214               1,267,019
                                __________              _________               _________
                                __________              _________               _________

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

                                                     Options                Options
                                                 outstanding            exercisable
                         ____________________________________  ____________________
                                           Weighted  Weighted              Weighted
                                            average   average               average
                                        contractual  exercise              exercise
                           Number   life (in years)     price    Number       price
                         _________  _______________  ________  _________  _________
Range of exercise prices                                   $                     $
$4.30 to $6.41             179,500             1.1      5.67     164,500      5.78
$7.71 to $11.43          2,415,757             3.8      9.44   1,096,007      9.12
$11.92 to $17.19           364,916             3.4     14.63     235,887     15.65
$19.09 to $27.88            36,500             1.4     23.48      33,500     23.09
                         _________                            __________
                         2,996,673             3.6     10.02   1,529,894     10.07
                         _________                            __________
                         _________                            __________

On January 10, 2001, the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US$16.30 to US$23.26 (CA$26.01 to CA$37.11) and expire in 2003 and 2006. The revised exercise price was set at US$8.28 (CA$13.21), being the average of the closing price on The Toronto Stock Exchange and the New York Stock Exchange on January 9. 2001. All other terms and conditions of the respective options, including the percentage vesting and the vesting and expiry dates, remain unchanged.

For years beginning on or after January 1, 2002, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

                                                                       2002
                                                                _____________
Expected life                                                        5 years
Expected volatility                                                      50%
Risk-free interest rate                                                4.57%
Expected dividends                                                    $0.00

                                                                       2002
                                                                _____________
                                                                          $
The weighted average fair value per share of options granted is:       4.38

Accordingly, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated in the following table:

                                                                       2002
                                                                _____________
                                                                          $
Net loss - as reported                                              (54,454)
Total stock-based employee compensation
 expense determined under fair value based method(i)                    515
                                                                _____________
Pro forma net loss                                                  (54,969)
                                                                _____________
Loss per share:
Basic - as reported                                                   (1.66)
                                                                _____________

Basic - pro forma                                                     (1.67)
                                                                _____________

Diluted - as reported                                                 (1.66)
                                                                _____________

Diluted - pro forma                                                   (1.67)
                                                                _____________

(i) To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.

The pro forma effect on net earnings and earnings per share is not representative of the pro forma effect on net earnings and earnings per share of future years because it does not take into consideration the pro forma compensation cost related to options awarded prior to January 1, 2002. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's amended executive stock option plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

18 - COMMITMENTS AND CONTINGENCIES

a) Commitments

As at December 31, 2002, the Company had commitments aggregating approximately $23.5 million up to 2010 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum payments for the next five years are $9.0 million in 2003, $4.7 million in 2004, $2.8 million in 2005, $1.8 million in 2006 and $1.5 million in 2007.

b) Contingencies

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

19 - PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined contribution plans

In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.6 million for these plans for the year ended December 31, 2002 ($2.3 million and $2.0 million for 2001 and 2000 respectively).

Defined benefit plans

The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $10.83 ($10.65 and $9.95 in 2001 and 2000 respectively) per month for each year of service.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

Information relating to the various plans is as follows:
                                         Pension plans             Other plans
                                 _____________________       _________________
                                   2002           2001       2002         2001
                                 ______         ______       ____         ____
                                      $              $          $            $
Accrued benefit obligations
Balance, beginning of year       20,572         18,866        782          785
  Current service cost              497            398         11           10
  Interest cost                   1,545          1,363         54           56
  Benefits paid                    (834)          (754)       (38)         (73)
  Plan amendments                 1,136            340
  Actuarial losses                1,140            420         31            4
  Foreign exchange rate
    adjustment                       15            (61)
                                 ______         ______       ____         ____
Balance, end of year             24,071         20,572        840          782
                                 ------         ------       ----         ----
Plan assets
Balance, beginning of year       15,450         16,931
  Actual return on plan assets   (2,439)        (1,742)
  Employer contributions            991          1,075
  Benefits paid                    (834)          (754)
  Foreign exchange rate
    adjustment                       13            (60)
                                 ______          ______       ____         ____
Balance, end of year             13,181          15,450          -            -
                                 ______          ______       ____         ____

Funded status - deficit          10,890           5,122        840          782
  Unamortized past service
    costs                        (1,931)           (912)
  Unamorized net actuarial gain
   (loss)                       (10,480)         (5,573)        83          118
  Unamortized transition assets
   (obligation)                      87              90        (38)         (41)
Accrued benefit liability        _______         _______      ____         ____
   (prepaid benefit)             (1,434)         (1,273)       885          859
                                 _______         _______      ____         ____

Accrued benefit expense
                              Pension plans                       Other plans
                          _________________________    ______________________
                           2002      2001     2000     2002     2001     2000
                          _____     _____     _____    _____    ____     ____
                              $         $        $        $        $        $
Current service cost        497       398      393       11       10        9

Interest cost             1,545     1,363     1,309      54       56       53
Expected return on plan
  assets                 (1,568)   (1,652)   (1,459)

Amortization of past
  service costs             122        52        53

Amortization of transition
  obligation (asset)         (3)       (4)       (4)     (1)       4        4

Amortization of unrecog-
  nized loss (gain)         238        18       (21)              (6)     (14)
                         ______     ______    ______   _____    _____    _____
Pension expense for the
  year                      831       175       271      64       64       52
                         ______     ______    ______   _____    _____    _____

The significant assumptions which management considers to be the most likely and which were used to measure its accrued benefit obligations are as follows (weighted average assumptions as at December 31):

                                   Pension plans                Other plans
                          _________________________________________________
                           2002     2001    2000    2002    20O1     2000
                          _____   ______   _____   _____   _____   ________
Canadian plans

  Discount rate           7.00%    7.25%    7.50%    --      --        --

  Expected rate of return
   on plan assets         9.25%    9.25%    9.00%    --      --        --

U.S. plans

  Discount rate           7.00%    7.25%    7.50%   7.00%   7.25%    7.50%

  Expected rate of return
   on plan assets         9.25%    9.25%    8.60%    --      --        --

For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 (5.5% in 2001 and 5.0% in 2000) and deemed to remain constant through 2009. An increase or decrease of 1% of this rate would have the following impact:

                                        Increase               Decrease
                                           of 1%                  of 1%
                                        ________               ________
                                               $                      $
Impact on net periodic cost                    2                     (2)

Impact on accrued benefit obligation          33                    (28)

20 - SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales by country based on the location of the manufacturing facilities:

                                         2002            2001             2000
                                      _______         _______          _______
                                            $               $                $
Canada                                119,101         127,878          117,799

United States                         510,500         500,028          581,723

Other                                   3,817           3,563            2,443

Transfers between geographic areas    (31,843)        (36,564)         (48,050)
                                      _______         _______          _______
Total sales                           601,575         594,905          653,915
                                      _______         _______          _______

The following table presents property, plant and equipment and goodwill by country based on the locations of assets:

                                         2002            2001             2000
                                      ________        _______           _______
                                             $              $                 $
Property, plant and equipment, net
  Canada                                46,347         48,693            51,388

United States                          299,564        312,501           316,900

Other                                    5,619          5,373             6,465
                                       _______        _______           _______
Total property, plant and equipment,
  net                                  351,530        366,567           374,753
                                       _______        _______           _______
Goodwill, net
  Canada                                11,361         16,202            17,955

United States                          147,278        211,602           216,302
                                       _______        _______           _______
Total goodwill, net                    158,639        227,804           234,257
                                       _______        _______           _______

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

a) Net earnings and earnings per share

Net earnings of the Company and earnings per share established under Canadian GAAP conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under US GAAP.

b) Consolidated balance sheets.

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under US GAAP, these investments would be accounted for using the equity method. Note
3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 2002, 2001 and 2000, including the impact on the consolidated balance sheets.

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

c) Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

d) Accounting for compensaltion programs

The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), which became effective on July 1, 2000, requiring that the cancellation of outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. Under FIN 44, the replacement options and any repriced options are subject to variable accounting from the cancellation date or date of grant, depending on which stock options were identified as the replacement options. Using variable accounting, the Company is required to recognize, at each reporting date, compensation expense for the excess of the quoted market price of the stock over the exercise prices of the replacement or repriced options until such time as the replacement options are exercised, forfeited or expire. The impact on the Company's financial results will depend on the fluctuations in the Company's stock price and the dates of the exercises, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

In November 2000, 300,000 and 50,000 replacement options were issued at exercise prices of US$10.13 (CA$15.50) and US$14.71 (CA$21.94) respectively, and in May and August 2001, 40,000 and 54,000 replacement options were issued for US$9.00 (CA$13.80) and US$11.92 (CA$18.80) respectively. In addition, in January 2001, 474,163 options were repriced at US$8.28 (CA$12.40) (see note 17).

As at December 31, 2002, the Company's quoted market stock price was $4.12 (CA$6.49) per share. For the options subject to variable accounting, the compensation expense would not materially impact net loss reported in the consolidated statement of earnings for 2002 and 2001 under US GAAP.

Under US GAAP, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2002, 2001 and 2000 was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:


                                           2002              2001      2000
                                        _______      ______________ _______
Expected life                           5 years      5 years        5 years
Expected volatility                         50%          50%            45%
Risk-free interest rate                   4.57%        4.76%          5.96%
Expected dividends                        $0.00      $0.00 to $0.18   $0.11


                                           2002           2001         2000
                                        _______      ______________ _______
                                              $              $            $
The weighted average fair value per
  share of options granted is:             4.38           4.74         4.42

Accordingly, the Company's net earnings (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated in the following table:

                                           2002              2001      2000
                                        _______      ______________ _______
                                             $                   $        $
Net earnings (loss) - as reported      (54,454)            (12,242)  33,422
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method          2,367               4,212    3,362
                                        _______      ______________ _______
Pro forma net earnings (loss)          (56,821)            (16,454)  30,060
                                        _______      ______________ _______

Earnings (loss) per share:
Basic - as reported                      (1.66)              (0.43)    1.18
                                        _______      ______________ _______

Basic - pro forma                        (1.73)              (0.58)    1.06
                                        _______      ______________ _______


Diluted - as reported                    (1.66)              (0.43)    1.16
                                        _______      ______________ _______

Diluted - pro forma                      (1.73)              (0.58)    1.05
                                        _______      ______________ _______

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (continued)

e) Accumulated pension benefit obligation

Under US GAAP, if the accumulated pension benefit obligation exceeds the fair value of benefit plan assets, a liability must be recognized in the balance sheet that is at least equal to the unfunded accumulated benefit obligation. To the extent that the additional minimum liability is created by a plan improvement, an intangible asset can be established. Any additional minimum liability not covered by an intangible asset will cause a net of tax reduction in accumulated other comprehensive income.

The following sets out the adjustments required to the Company's consolidated balance sheets to conform with US GAAP accounting for pension benefit obligations:

                                          2002         2001         2000
                                     _________  ___________  ___________
                                             $            $            $
Future income tax assets would
  increase by                            3,878        2,029            -
Other assets would increase by           1,843          912            -
Accounts payable and accrued
  liabilities would increase by         12,323        6,396            -
Shareholders' equity would
  decrease by                           (6,602)      (3,455)           -

f) Consolidated comprehensive income

As required under US GAAP, the Company would have reported the following consolidated comprehensive income:


                                          2002         2001         2000
                                     _________  ___________  ___________
                                             $            $            $
Net earnings (loss) in accordance
  with US GAAP                        (54,454)     (12,242)       33,422
Currency translation adjustments        3,768       (5,741)       (2,722)
Minimum pension liability
  adjustment, net of tax
(Note 21 e))                           (3,147)      (3,455)
                                     _________  ___________  ___________

Consolidated comprehensive
  income (loss)                       (53,833)     (21,438)       30,700
                                     ___________________________________

22 - SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company does not expect any significant impact upon adoption of this standard.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities of the Company that are initiated after December 31, 2002. The Company has not yet determined the impact, if any, of this change on any future exit or disposal activity.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken. The FASB did not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded by this document. Certain guarantee arrangements are completely excluded from the scope of the interpretation and others are only excluded from the recognition and measurement provisions. The additional disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The Company is not a guarantor of any third party, non-affiliated obligations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company believes that this statement will not have a material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" to provide new guidance with respect to the consolidation of all previously unconsolidated entities, including special purpose entities. The Company does not have any unconsolidated subsidiaries, therefore the Company believes that the adoption of the interpretation, required in fiscal 2003, will not have any impact on the Company's consolidated financial position or results of operations.

Intertape Polymer Group Locations
Corporate Offices
Montreal, Quebec, Canada
Sarasota, Florida, U.S,A.



Brighton, Colorado, U.S,A.                3  4

Menasha, Wisconsin, U.S.A.                3  4

Carbondale, Illinois, U.S,A.              3  4

Ontario, California. U.S,A.               3  4

Columbia, South Carolina, U.S.A.          3  4

Piedras Negras, Mexico                 2  3

Cumming, Georgia, U.S.A.                  3  4

Porto, Portugal                           3  4

Danville, Virginia, U.S.A.          1  2  3  4

Richmond, Kentucky, U.S.A.                3  4

Green Bay, Wisconsin, U.S,A.              3  4

St. Laurent, Quebec, Canada         1  2  3  4

Lachine, Quebec, Canada                   3  4

Tremonton, Utah, U,S.A.                   3  4

Los Angeles, California, U.S.A      1

Truro, Nova Scotia, Canada             2  3  4

Marysville, Michigan, U.S.A            2  3  4




                                     4   Regional Distribution Center
                                     3   ISO Certified
                                     2   Distribution
                                     1   Manufacturing Location


Please note: On April 14, 2003 the Company announced the closing of the two Regional Distribution Centers (RDCs) in Atlanta and Chicago and the replace-ment of the existing RDC in Danville with a new facility. These changes are reflected in the above presentation.

Other Information
BOARD OF DIRECTORS                         Duncan R. Yull
                                           Vice President Sales,
                                           Distribution Products
Melbourne F Yull
Chairman and Chief Executive Officer       Gregory A. Yull
                                           President, Film Products
L. Robbie Shaw*
Vice President, Nova Scotia                Piero Greco, C.A.
Community College                          Treasurer

Michael L. Richards
Senior Partner, Stikeman Elliott LLP       TRANSFER AGENT AND REGISTRAR

J. Spencer Lanthier*                       Canada: CIBC Mellon Trust Company
Currently serves as a Member of the        2001 University Street, 16th Floor
Board of Several Publicly                  Montreal, Quebec, Canada H3A 4L8
Traded Companies

Ben J. Davenport, Jr.                      USA: Mellon Investor Services L.L.C.
Chairman, First Piedmont Corporation       85 Challenger Road, 2nd Floor
Chairman and CEO, Chatham Oil Company      Ridgefield Park, New Jersey,
                                           U.S.A. 07660
Gordon R. Cunningham*
President, Cumberland Asset Management     AUDITORS

                                           Canada: Raymond Chabot Grant Thornton
Thomas E. Costello*                        600 de la Gauchetlere West,
Currently serves as a Member of the        Suite 1900
Board of Several Publicly Traded           Montreal, Quebec, Canada H3B 4L8
Companies

*Member of Audit Committee                 U.S.A.: Grant Thornton International
                                           130 E. Randolph Street
HONORARY DIRECTORS                         Chicago, Illinois, U.S.A. 60601-6203

James A. Motley, Sr.
Director, American National Bank and       INVESTOR INFORMATION
Trust Company
American National Bancshares, Inc.         Stock and Share Listing:

Irvine Mermelstein                         Common shares are listed or the New
Managing Partner, Market-Tek               York Stock Exchange and The Toronto
                                           Stock Exchange, trading under the
                                           symbol ITP
EXECUTIVE OFFICERS
                                           Shareholder and Investor Relations
Melbourne F. Yull
Chairman and Chief Executive Officer       Shareholders and investors having
                                           inquiries or wishing to obtain copies
Andrew M. Archibald, C.A.                  of the Company's Annual Report or
Chief Financial Officer, Secretary,        other U.S. Securities Exchange
Vice President, Administration             Commission filings should contact:

Jim Bob Carpenter                          Mr Andrew M. Archibald, C.A
President, Woven Products, Procurement     Chief Financial Officer
                                           Intertape Polymer Group Inc.
Burgess H. Hildreth                        3647 Cortez Road West
Vice President, Human Resources            Bradenton, Florida 34210
                                           (866) 202-4713
James A. Jackson
Vice President, Chief Information Officer  E-mail: itp$info@intertapeipg.com

H. Dale McSween                            ANNUAL AND SPECIAL MEETING OF
President, Distribution Products           SHAREHOLDERS

Victor DiTommaso, CPA                      The Annual and Special Meeting of
Vice President, Finance                    Shareholders will be held Wednesday,
                                           June 11. 2003 at 4:00pm at the
                                           Sofitel Hotel, Picasso Ballroom,
                                           1155 Sherbrooke Street West,
                                           Montreal, Quebec, Canada.